Exhibit 99.1

China Digital TV to Hold 2014 Annual General Meeting and an Extraordinary General Meeting on November 27, 2014

BEIJING, October 27, 2014 - China Digital TV Holding Co. Ltd. (NYSE: STV) ("China Digital TV" or “the Company”), the leading provider of conditional access ("CA") systems and comprehensive services to China's digital television market, today announced that it will hold its annual general meeting (the "AGM") and an extraordinary general meeting of shareholders ( the “EGM”) at 4/F Jingmeng High-Tech Building B, No. 5 Shangdi East Road, Haidian District, Beijing, P.R.C., on Thursday, November 27, 2014 at 10:00 am and 10:30 am (Beijing time), respectively, for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS at the AGM:

1.	To consider and approve the re-election of Mr. Zhu Jianhua as a Class I Director of the Board of Directors of the Company for a new three-year term.

2.	To consider and approve the re-election of Dr. Lu Zengxiang as a Class I Director of the Board of Directors of the Company for a new three-year term.

SPECIAL RESOLUTION at the EGM:

1.	To consider and approve the sale (the "Sale") of the Company's CA, Network Broadcasting Platform and Video on Demand businesses, through the sale of 100% equity interests in its indirectly wholly-owned subsidiary, Beijing Super TV Co., Ltd., as contemplated by a share transfer agreement (as amended, the "Share Transfer Agreement") dated October 9, 2014 among the Company, China Digital TV Technology Co., Ltd., Golden Benefit Technology Limited, Shanghai Tongda Venture Capital Co., Ltd. and Cinda Investment Co. Ltd., and to adopt and approve the Share Transfer Agreement and the other transactions contemplated thereby, as well as certain “Ancillary Agreements” in connection therewith and the transactions contemplated thereby. The Ancillary Agreements include a profit compensation agreement, a share subscription agreement and a framework agreement among all or some of the parties to the Share Transfer Agreement dated October 9, 2014, each as amended.

ORDINARY RESOLUTION at the EGM:

1.	To consider and approve the adjournment or postponement of the EGM, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the Sale and adopt and approve the Share Transfer Agreement, the other transactions contemplated thereby, as well as the Ancillary Agreements and the transactions contemplated thereby.

Holders of record of ordinary shares of the Company at the close of business on October 30, 2014 are entitled to notice of, and to vote at, the AGM and the EGM or any adjournment or postponement thereof. Holders of the Company's American depositary shares ("ADSs") who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company's ADS program, Deutsche Bank Trust Company Americas.

The notice of the AGM and EGM, which sets forth the resolutions to be submitted for shareholder approval at the AGM and EGM, will be available on November 5, 2014 on the Investor Relations section of the Company's website at: http://ir.chinadtv.cn.

Shareholders may request a hard copy of the Company's annual report, free of charge, by emailing ir@chinadtv.cn or by contacting:

China Digital TV

Jingmeng High-Tech Building B, 4th Floor

No. 5 Shangdi East Road, Haidian District

Beijing 100085, People’s Republic of China

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems and comprehensive services to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the U.S.:

Brunswick Group

Tel: +1-212-333-3810

Email: chinadigital@brunswickgroup.com